TAIS
(Transport Automation Information Systems)
37 Leningradsky prospect
Moscow, Russia

ULTITEK, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ USA

This mutual agreement will confirm intention of the current shareholders of TAIS to purchase a total of 15,000,000 (fifteen million) of the ULTITEK, Ltd. Shares.

ULTITEK, Ltd. agree to sell 15,000,000 (fifteen million) shares of ULTITEK, Ltd., for $1.00 (one US Dollar) under certain condition:

Ultitek, Ltd. will receive approval from SEC to start selling shares of Ultitek to the public.

This agreement has to be executed by the Roman Price, the president of ULTITEK, Ltd and has to be executed by all Shareholders of TAIS. ULTITEK's Board Of Directors has to

approve this transaction and notify TAIS, if disapproves this transaction, within 90 days of the signing. If for any reason Ultitek, Ltd. Did not get approval from SEC, then this agreement is null and void.

Date: March 8, 2005

Agreed to and Accepted by:

Representing Sellers:

Mark Levin
Chairman Of The Board Of Directors/Partner

Gennady Gotgelf
Vice President/Partner

Vladimir Lovski
Vice President/Partner

Irina Skoful
Partner

Date: March 8, 2005

Buyers:

Roman Price
President

STOCK PURCHASE AND SALE AGREEMENT

Stock PURCHASE AND SALE AGRREMENT (the "Agreement") dated March 8, 2005 by and among Mark Levin, Vladimir Lovski, Gennady Gotgelf and Irina Shoful, individuals with an address c/o TAIS, Joint Stock Company, Leningradsky Prospect #37, Building #7, Moscow, Russia 125836, (the "Sellers") and Ultitek, Ltd., a corporation with its principal place of business at 560 Sylvan Avenue, Englewood Cliffs, NJ, 07632 USA, ("Purchaser's) and TAIS, JSC, a corporation with its principal place of business at Leningradsky Prospect #37, Building #7, Moscow, Russia 125836, (the "Company").

WITNESSETH

WHEREAS, the Company is a corporation duly incorporated and in good standing under the laws of Russia with its principal place of business at Leningradsky Prospect #37, Building #7, Moscow, Russia 125836.

WHEREAS, Seller's represent 100% interest of the Company.

WHEREAS, Seller's wish to sell to Purchaser's wish to purchase from Seller's, 100% interest in said Company on the terms and conditions set forth in this Agreement:

NOW, THEREFORE, for good and valuable consideration and in consideration of the mutual covenants set forth herein, it is agreed as follows:

I. PURCHASE AND SALE

On the Closing Date (as hereinafter defined), Seller's shall cause the Company to cancel the outstanding certificates representing 100% interest and issue and register new certificates representing all of the shares in the name of the Purchaser's, and deliver such new certificates to the Purchaser. The transfer of the shares shall be dully acknowledged by the Board of Directors of the Company and registered in the records of the Company.

The sale of Shares shall not include (I) the Company's cash and cash equivalents (II) the Company's bank accounts and deposits (iii) the Company's portfolio of securities, if any, on the Closing Date. The withdrawal of these assets shall take place simultaneously with Purchaser's infusion of the required "net capital". Purchaser's will not assume any liabilities of Seller's or the Company, known or unknown to Seller's or the Company, on or prior to the Closing Date, related to any claims arising from or in connection with, any matter or claim relating to the operations of the Company, or actions of Seller's on or prior to the Closing Date, including but not limited to disclosed or undisclosed liabilities, arbitrations, customer complaints, disciplinary matters and matters for which indemnity by Seller's provided in Section VII-A hereof.

II. PURCHASE PRICE

The purchase price is One Dollars ($1.00) (the Purchase Price") of which the sum of One Dollars ($1.00) will be paid to seller on the closing date.

CLOSING DATE

The closing date shall occur today, March 8, 2005.

III. PURCHASER'S OBLIGATION

Within a reasonable time following the Closing Date, Purchaser's shall prepare and file an amended Forms with the appropriate federal or local government agencies, indicating the change in ownership and principals of the Company, and listing the new officers and directors, including specifically appropriate disclosure of the resignation of the present licensed person(s) from association with the Company. Purchaser agrees to hire all the Shareholders of the Seller with the minimum employment term of 5 years from the end of the initial project or purchase TAIS's Shares and with the annual salary of one hundred thousand US dollars ($100,000.00). During the employment at ULTITEK, Ltd., employees are not allowed to engage in any business, which is in conflict with the interest of ULTITEK, Ltd. or employment outside of the interest of the ULTITEK, Ltd.

IV. REPRESENTATIONS OF SELLER'S AND THE COMPANY

Seller's and the company hereby jointly and severally represent and warrant to Purchaser's as follows and acknowledge and confirm that Purchaser's are relying upon

such representations and warranties in connection with the execution and performance of this Agreement, which shall be true as of the Closing Date and shall survive the Closing:

1. The Company is a corporation dully organized, validly existing and in good standing under the laws of Russia, has all requisite corporate power and authority to own and operate its properties and to carry on business as now being conducted or as conducted in the past and is qualified to do business and is in good standing in each jurisdiction in which the nature of its properties, assets or business requires such qualification and in which the failure to so qualify could have a material adverse effect on its business.

2. Seller's have good and marketable title to the Shares with the absolute right to sell, assign and transfer same to Purchaser's free and clear of all liens, pledges, encumbrances or claim of rights of ownership whatsoever. The Shares have been duly authorized and validly issued and are fully paid and non-accessible, and no personal liability will attach to the Purchaser's solely by reason of being a holder of the Shares.

3. Seller's and Company have the requisite power and authority to enter into this agreement and to consummate the transaction contemplated hereby. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by all necessary action on the part of Sellers and the Company.

4. There is no basis for, nor is there any legal, administrative or other proceeding or governmental investigation pending or, to the best knowledge of Seller's or the Company, threatened, which, alone or in aggregate, might result in money damages payable by the Company or which might adversely affect the condition, business or operations of the Company. Neither Seller nor the Company is a party to any agreement or instrument, or subject to any judgment, order, restriction, bar, disciplinary action, administrative decision, censure, regulation, code or ordinance of any court or governmental body or authority, domestic or foreign, which adversely affects, or might reasonably be expected to adversely affect, the condition, business or operations of the Company. There are no outstanding complaints or pending arbitrations or amounts received from any of the Company's clients, which are or could become the subject of dispute.

5. The Company, on the Closing Date, will be operating in full compliance with laws and the rules and regulations of all federal and local regulatory agencies having jurisdiction over the Company, Seller's have not been involved in any transaction which would be considered to violate local or federal, or industry laws or regulations, or will in any way have an adverse affect of the Company's ability to conduct business in the future.

6. Seller's shall resign from the company as Directors and/or Officers effective simultaneously with the Closing and shall fully indemnify Purchaser's and the Company from any proceeding, litigation, complaint or any other action that may arise against

the Company in the future as a result of the activities of the Company, its Directors, shareholders or employees prior to Closing. Sellers shall deliver the resignations of the Company's Directors and Officers to Purchaser's simultaneously with the Closing.

7. The minute books of the Company are correct (including signatures), complete and current in all material respects and accurately reflect the corporate actions of the Company. The stock transfer books of the Company are correct (including signatures), complete and current. Within a reasonable time after the Closing Date, Seller's will turn over to Purchaser's all of the Company's books, records, and documents in such form and detail as may be required or suggested by any federal or local regulatory agencies.

VII INDEMNIFICATIONS

a. Indemnification by Seller's and the Company – Seller's and the Company jointly and severally hereby agree to indemnify and hold harmless Purchaser's and the Company, at their first demand, against all losses, liabilities, costs, damages and expenses (including attorney's fees) incurred by the Purchaser's and the Company resulting from, arising out of or connected with:

1. All disclosed and undisclosed liabilities of the Company of any nature, whether accrued, absolute, contingent or otherwise, existing at Closing including, without limitations, any tax liabilities, or arising out of

transactions or trades entered into, or any statement of facts existing, as of or prior to the Closing Date.

2. All disclosed and undisclosed liabilities of, or claims against, Seller's or the Company of any nature, whether accrued, absolute, contingent or otherwise arising out of then conduct of Seller's or then Company's business prior to the Closing Date.
3. Any damages or deficiency resulting from any breach of representations and warranties of Seller's or the Company contained in this Agreement or any instrument furnished to Purchaser's hereunder, any misrepresentation or omission, breach of warranty, non-fulfillment of any agreements on the part of Seller's or the Company under this Agreement or from any misrepresentation in or omission from any certificate, document or other instrument furnished or to be furnished to Purchaser's hereunder.
4. All disclosed and undisclosed liabilities resulting from any kind of litigation, arbitration or any other court and/or administrative proceedings to which the Company is a party or will be a party as a result of matters, activities, trades, businesses, filings or any other occurrence having arisen or arising in the future in respect to matters which occurred or commenced prior to the Closing Date;
5. All actions, suits, proceedings, demands, assessments, judgments, costs (including reasonable attorney's fees) and expenses incident to any of the foregoing;
6. The non-fulfillment of any agreement or covenant made by Seller's or the Company in this Agreement or in any instrument furnished by Seller's or the Company to Purchaser's hereunder or in connection with the Closing;

7. Seller's and the Company agree, jointly and severally, to reimburse Purchaser's for any amounts, as to which the indemnity relates, from time to time, on demand.

B. Indemnification by Purchaser's – Purchaser's shall indemnify and hold harmless Seller's at its first demand against all losses, liabilities, costs, damages and expenses (including attorney's fees) incurred by Seller resulting from, arising out of or connected with

1. Any damage or deficiency resulting from any breach of the representations and warranties of Purchaser's contained in this Agreement;

2. All Actions, suits, proceedings, demands, assessments, judgments, costs (including attorney's fees) and expenses incident to any of the foregoing;

3. The non-fulfillment of any agreement or covenant made by Purchaser's in this Agreement;

4. Purchasers agree to reimburse Seller's for any amounts, as to which the indemnity relates, from time to time, on demand.

This agreement has to be executed by the Roman Price, the President of ULTITEK, Ltd and has to be executed by all Shareholders of TAIS. ULTITEK's Board Of Directors has to approve this transaction, and notify TAIS, if disapproves, within

90 days of the signing. After 90 days of signing, all of the terms of this agreement will take effect.

Date: March 8, 2005

Date: March 8, 2005

Agreed to and Accepted by:

Representing Sellers:

Mark Levin
Chairman Of The Board Of Directors/Partner

Gennady Gotgelf
Vice President/Partner

Vladimir Lovski
Vice President/Partner

Irina Shoful
Partner

Buyers:

Roman Price
President